FIRST AMENDMENT TO THE BYLAWS

OF WHOOSHH INNOVATIONS INC

THIS IS THE FIRST AMENDMENT to the Bylaws of Whooshh Innovations Inc. DOPTED March 31, 2018 (“Bylaws”).

WHEREAS on April 3, 2021, the Board of Directors by Unanimous Written Consent (“Consent”) passed a resolution that authorized and adopted the Amendment of Section 5. 1 of the Bylaws to permit the issuance of uncertificated shares under specified circumstances:

WHEREAS the Consent also directs the officers of the Corporation to take such action as is required to effectuate the resolution(s) in the Consent:

NOW THEREFORE, the Bylaws are hereby amended by deleting Section 5.1 of the Bylaws in its entirety and replacing it with the following Section 5.1:

> **Section 5.1: Certificates.** The shares of capital stock of the Corporation issued under Reg. D shall be represented by electronically produced certificates and the shares of capital stock of the Corporation issued under Reg. CF or Reg. A+ may be uncertificated, *provided* they are issued and recorded by the authorized third party transfer agent by “book entry” (i.e. paperless form).
>
> The Board may also provide by resolution or resolutions that some or all of any or all classes or series of its stock may be uncertificated shares. Any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the Corporation (or the transfer agent or registrar, as the case may be). Notwithstanding the adoption of such resolution by the Board, every holder of stock that is a certificated security shall be entitled to have a certificate signed by or in the name of the Corporation by any two authorized officers of the Corporation, including, but not limited to, the Chairperson of the Board, the Vice-Chairperson of the Board, the President, any Vice President, the Treasurer, any Assistant Treasurer, the Secretary and any Assistant Secretary of the Corporation, certifying the number of shares owned by such stockholder in the Corporation. Any or all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if such person were an officer, transfer agent or registrar at the date of issue. If any holder of uncertificated shares elects to receive a certificate, the Corporation (or the transfer agent or registrar, as the case may be) shall, to the extent permitted under applicable law and rules, regulations and listing requirements of any CF or Reg A+ platform, stock exchange or stock market on which the Corporation's shares are listed or traded, cease to provide annual statements indicating such holder's holdings of shares in the Corporation.

Signed this 3rd day of April on behalf of the Corporation

Vincent E Bryan

____

Vincent E Bryan III, CEO
Whooshh Innovations Inc.

CERTIFICATE OF SECRETARY

The undersigned hereby certifies that he/she is the duly elected and qualified Secretary of
_____Whooshh Innovations, Inc._____ , a _____Delaware_____ corporation and that the
foregoing is a true and correct record of the resolution(s) duly adopted by the Board of Directors
of the Corporation on the ___3rd___ day of _____April_____ , 20 __21__ .

IN WITNESS WHEREOF, I have executed my name as Secretary on this ___5th___ day of
__April_____ 2021 _____

Signature: *Siao Ling Kok*
Siao Ling Kok (Apr 5, 2021 19:53 PDT)

Secretary
Name: Siao Ling Kok

FIRST AMENDMENT TO THE BYLAWS

Final Audit Report 2021-04-06

Created:	2021-04-06
By:	Vincent Bryan III (v3@whooshh.com)
Status:	Signed
Transaction ID:	CBJCHBCAABAAMkQXVX1XR4zN6Q41PLEe4N19xkPHZJAU

"FIRST AMENDMENT TO THE BYLAWS" History

Document created by Vincent Bryan III (v3@whooshh.com)

2021-04-06 - 0:57:47 AM GMT- IP address: 71.231.123.79

Document emailed to Siao Ling Kok (sling@whooshh.com) for signature

2021-04-06 - 0:58:51 AM GMT

Email viewed by Siao Ling Kok (sling@whooshh.com)

2021-04-06 - 2:44:33 AM GMT- IP address: 71.227.158.16

Document e-signed by Siao Ling Kok (sling@whooshh.com)

Signature Date: 2021-04-06 - 2:53:15 AM GMT - Time Source: server- IP address: 71.227.158.16

Document emailed to Vincent Bryan III (v3@whooshh.com) for signature

2021-04-06 - 2:53:16 AM GMT

Email viewed by Vincent Bryan III (v3@whooshh.com)

2021-04-06 - 3:35:24 AM GMT- IP address: 71.231.123.79

Document e-signed by Vincent Bryan III (v3@whooshh.com)

Signature Date: 2021-04-06 - 3:35:33 AM GMT - Time Source: server- IP address: 71.231.123.79

Agreement completed.

2021-04-06 - 3:35:33 AM GMT